BYLOG GROUP CORP.

84/1 Bilang, Hutan #402, Liaoning Province,

Dalian City, District ZhongShan 116013, China

Tel.  (775) 430-5510

Email: bylogcorp@yandex.com

August 18, 2016

Mr. Ivan Griswold

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bylog Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed July 14, 2016

       File No. 333-211808

Dear Mr. Griswold,

Bylog Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated July 28, 2016 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on July 14, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1, but we are unable to concur with your assertion that you are not a shell company as defined in Rule 405 based on the information provided. In particular, we note that as of March 31, 2016, your primary asset is $8,758 in cash and that as of that date you have only generated $2,718 in revenues. Additionally, although you provide an explanation for why you believe your operations are more than “nominal,” we note your disclosure on page 9 describing your business as only having made “nominal sales” and your cover page disclosure stating that “to date we have been involved primarily in organizational activities.” Please provide further support for your belief that you are not a shell company. Alternatively, revise your filing to disclose that you are a shell company on the prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

Response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in Internet service platform. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4. January 20, 2016, we have signed the agreement with “CataiHunchao Bik Corp., Ltd.” and as a result of this agreement we generated $2,718 of revenue as stated in our audited financial statement for the period from inception (August 21, 2015) through March 31, 2016.

5. On June 9, 2016, we signed service agreements with freelance web designer and as the result of these agreement we generated $2,000 of revenue as stated in our unaudited financial statement for the three months ended June 30, 2016.

6. On June 15, 2016, we signed service agreements with the second freelance web designer and as the result of these agreement we generated $2,000 of revenue as stated in our unaudited financial statement for the three months ended June 30, 2016. We are in the process of negotiating new contracts.

5. We have already started operations and continue to develop our business and our assets consist not only of cash.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Summary Financial Information, page 6

2. We note your disclosure indicating that the information presented was “derived from [y]our audited financial statements for the period from August 21, 2015 (Inception) to March 31, 2016.” Considering the information presented is derived from your audited financial statements, please revise to remove the word “audited” from each column heading.

Response: We have revised to remove the word “audited” from each column heading.

Government Regulation, page 25

3. We note the added disclosure here and in your risk factor section in response to prior comment 9. You disclose that you “do not believe that regulation will have a material impact” on the way you conduct your business, and that you will be allowed to develop your “Internet service platform in China without any regulatory impact” if you meet certain specified criteria. Please provide us with detailed support for these disclosures, including citations to PRC regulatory materials consulted, and/or revise your disclosures as appropriate. In addition, expand your discussion to describe more specifically how the “PRC government extensively regulates the internet industry,” particularly as it relates to you as a foreign company in the internet industry seeking foreign investment. Expand your risk factor disclosure to discuss the related risks you and your investors may face.

Response: We have excluded previous statement to revise our disclosure that we will be allowed to develop our service platform in China without any regulatory impact. We have expanded our risk factor disclosure to discuss the related risk we and our investors may face.

Please direct any further comments or questions you may have to the company at bylogcorp@yandex.com

Thank you.

Sincerely,

/S/ Dmitrii Iaroshenko

Dmitrii Iaroshenko, President